

GigKloud, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
GigKloud, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 3, 2021

Vincenzo Mongio

Statement of Financial Position

| | Year Ended December 31, | |
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	11,520	9,632
Security Deposits	787	787
Total Current Assets	12,307	10,419
Non-current Assets		
Property and Equipment, net of Accumulated Depreciation	1,734	2,210
Total Non-Current Assets	1,734	2,210
TOTAL ASSETS	14,041	12,629
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	11,898
Refund due for Unvested Shares	115	109
Current Portion of Long-Term Debt - Related Party	979	-
Total Current Liabilities	1,094	12,007
Long-term Liabilities		
Common Shares Payable	321	555
Notes Payable - Related Party	4,432	-
Total Long-Term Liabilities	4,753	555
TOTAL LIABILITIES	5,848	12,562
EQUITY		
Common Stock	823	475
Additional Paid-in Capital	169,440	154,560
Accumulated Deficit	(162,070)	(154,968)
Total Equity	8,193	67
TOTAL LIABILITIES AND EQUITY	14,041	12,629

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	6,135	1,123
Cost of Revenue	7,244	5,679
Gross Profit	(1,109)	(4,556)
Operating Expenses		
Advertising and Marketing	125	12,903
General and Administrative	14,565	61,073
Rent and Lease	2,431	14,981
Depreciation	476	170
Total Operating Expenses	24,842	94,806
Operating Income	(18,706)	(93,683)
Other income		
Gain on Extinguishment of Debt	11,604	-
Other Expenses		
Interest Expense	-	742
Provision for Income Tax	-	-
Net Loss	(7,102)	(94,425)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(7,102)	(94,425)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	476	170
Accounts Payable	(11,898)	9,558
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(11,422)	9,728
Net Cash provided by Operating Activities	(18,524)	(84,697)
INVESTING ACTIVITIES		
Equipment Purchases	-	(2,380)
Net Cash provided by Investing Activities	-	(2,380)
FINANCING ACTIVITIES		
Issuance of Common Stock	120	35
Additional Paid In Capital	14,880	84,348
Related Party Financing	5,412	-
Net Cash provided by Financing Activities	20,412	84,383
Cash at the beginning of period	9,632	12,326
Net Cash increase (decrease) for period	1,888	(2,694)
Cash at end of period	11,520	9,632

Statement of Changes in Shareholder Equity

| | Common Stock, $.00001 | | Additional Paid-in | Retained | Total Shareholder |
	# of Shares	Par	Capital	Earnings	Equity
Balance on January 1, 2019	7,000,000	70	70,212	(60,544)	9,738
Common stock purchase	40,533,833	405	84,347	-	84,752
Net Loss	-	-	-	(94,425)	(94,425)
Balance on December 31, 2019	47,533,833	475	154,559	(154,968)	66
Common stock purchase	34,800,000	348	14,880	-	15,228
Net Loss	-	-	-	(7,102)	(7,102)
Balance on December 31, 2020	82,333,833	823	169,439	(162,070)	8,192

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

GigKloud, Inc ("the Company") was formed in Delaware on April 18th, 2018. The company operates a platform that connects businesses with on-demand labor, for jobs by the shift. The company earns revenue by charging a posting fee to the businesses seeking labor, as well as a platform fee to the workers offering their services.

The company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

    a. the customer simultaneously receives and consumes the benefits as the entity performs;
    b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
    c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The company earns revenue by charging a service fee to end users for labor services facilitated through a platform at. Revenue is recognized when the order is received by the customers. Our sole performance obligation is connecting business and labor providers. Because end-users access our platform for free and we have no performance obligation to end-users, end-users are not our customers.

Further, judgment is required in evaluating the presentation of revenue on a gross versus net basis based on whether we control the service provided to the end-user and are the principal in the transaction (gross), or we arrange for other parties to provide the service to the end-user and are the agent in the transaction (net). We have concluded that we are an agent as we arrange for labor providers to provide the service to the end user in all transactions.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the company's property and equipment is below.

Category	Useful Life	Cost	Accumulated Depreciation	Book Balance as of 12/31/20
Computer Equipment	5-years	2,380	646	1,734

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company received a $5K loan from its founder with interest accruing at 5% along with a $412 origination fee. The note loan matures in 2025 and calls for annual payments of $1,250.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See note 3.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	**Amount**
2021	979
2022	1,028
2023	1,080
2024	1,134
2025	1,190
Thereafter	-

NOTE 6 – EQUITY

The company has authorized 117,000,000 of common shares with a par value of $0.00001 per share. 82,333,833 shares were issued and outstanding as of 2020. Holders of common stock are entitled to one voter per share. Dividends are authorized only at the discretion of the board of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 3, 2021, the date these financial statements were available to be issued. The company raised an additional $7.8K in cash via common stock issuances.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.